Exhibit 23.11

Consent of Independent Auditors

The Board of Directors of Eagle Rock Energy G&P, LLC and

    Unitholders of Eagle Rock Energy Partners, L.P.:

We consent to the incorporation by reference in the registration statement on Form S-4 of Regency Energy Partners, L.P. of our report dated January 20, 2014, with respect to the combined balance sheets of the Midstream Assets of Eagle Rock Energy Partners, L.P. as of September 30, 2013 and December 31, 2012, and the related combined statements of operations, members’ equity, and cash flows for the nine months ended September 30, 2013 and each of the years in the two year period ended December 31, 2012, which report appears in the Form 8-K/A of Regency Energy Partners, L.P. dated January 24, 2014, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

January 28, 2014